

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 19, 2017

Kim Southworth
President
Gold Standard Mining Company
226 North Cottonwood Drive
Gilbert, Arizona 85234

> **Re: Gold Standard Mining Company**
> **Post-Effective Amendment to Form S-1**
> **Filed November 22, 2017**
> **File No. 333-217635**

Dear Mr. Southworth:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. You disclose that on November 15, 2017, you entered into an exchange agreement with Seven Hundred Seventy 7, Inc. ("777") to exchange a total of 64,500,000 shares of your common stock in exchange for 100% of the issued and outstanding shares of 777, which reports total assets of $74 as of September 30, 2017. Please tell us how this proposed transaction complies with Rule 419(e), which requires that a business to be acquired must have a fair value or net assets equal to 80% of the maximum proceeds of the offering. In this regard, we note your disclosure that you raised $40,000 in your blank check offering.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Foland, Law Clerk, at (202) 551-6711 or me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technology
and Services

cc: Elaine Dowling